Exhibit 99.2

AutoNavi Announces Strategic Alliance with Alibaba to

Develop Location-Based E-Commerce Opportunities

Alibaba to invest $294 million in newly issued AutoNavi shares

BEIJING, May 10, 2013 (GLOBE NEWSWIRE) — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced that the Company and several entities affiliated with Alibaba Group (“Alibaba”)  have agreed to form a strategic alliance to jointly explore and develop location-based e-commerce opportunities.

The parties plan to share certain data, including AutoNavi’s map data and location-related information of the merchants on Alibaba’s e-commerce platforms, including Taobao Marketplace and Tmall.com. AutoNavi and Alibaba will also cooperate in the areas of  map engine, location search, navigation and cloud computing services and will cross-promote their respective products and services, with a goal of developing new location-based business models.

In addition, AutoNavi announced that the parties have entered into definitive agreements whereby Alibaba, through a wholly owned subsidiary, will invest approximately $294 million in newly issued preferred and ordinary shares of the Company, representing approximately 28% of the Company’s total issued and outstanding shares on a fully-diluted basis. Mr. Joseph C. Tsai, executive vice chairman of Alibaba, and Mr. Eddie Wu, president of Alibaba’s mobile products division, will join AutoNavi’s board of directors upon the closing of the transaction. The transaction is expected to close in the near future, subject to the satisfaction of customary closing conditions.

“We are excited to have Alibaba as an important business partner and strategic investor in our company,” said Mr. Congwu Cheng, AutoNavi’s chief executive officer. “Our new alliance with Alibaba highlights the importance of map applications as a key entry point for mobile services in the age of smartphones. With Alibaba’s support, AutoNavi will be able to establish a massive platform of points of interest (“POIs”) related to the kinds of services our users seek every day. The alliance will also enable us to create an innovative monetization model by providing consumers with a one-stop service application that integrates merchant information with POIs search, data mining, payment, and other e-commerce activities.”

“This new alliance reflects our vision for the future of the mobile Internet,” said Jack Ma, executive chairman of Alibaba. “We’re pleased to work with partners such as AutoNavi to develop terrific applications and services that bring more convenience, fun, and joy to our users. We’ll continue to work toward this goal with tireless enthusiasm.”

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the China market, including mobile location-based solutions and Internet location-based solutions, automotive navigation solutions, and public sector and enterprise applications.

For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

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